Exhibit 99.1

JinkoSolar's Subsidiary, Jinko Solar Co., Ltd., Announces Estimates of Certain Preliminary Unaudited Financial Results for Full Year 2024

01/17/2025

SHANGRAO, China, Jan. 17, 2025 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that its majority-owned principal operating subsidiary, Jinko Solar Co., Ltd. ("Jiangxi Jinko"), published estimates for certain preliminary unaudited financial results for the full year ended December 31, 2024.

For the year ended December 31, 2024, (i) preliminary unaudited net income attributable to shareholders of Jiangxi Jinko is estimated to be in the range of RMB80 million to RMB120 million, a decrease of 98.39% to 98.92% or RMB7,320.48 million to RMB7,360.48 million year-over-year, and (ii) preliminary unaudited net loss attributable to shareholders of Jiangxi Jinko excluding extraordinary gains and losses is estimated to be in the range of RMB750 million to RMB1,050 million, a decrease of 110.86% to 115.21% or RMB7,654.04 million to RMB7,954.04 million year-over-year.

The preliminary unaudited financial results for Jiangxi Jinko for full year 2024 included in this press release (the "Jiangxi Jinko Preliminary Unaudited Financial Results") differ from JinkoSolar's consolidated financial results (the "Consolidated Financials"), due to (i) the consolidation scope of the Jiangxi Jinko Preliminary Unaudited Financial Results differing from that of the Consolidated Financials as the former are prepared solely for Jiangxi Jinko, whereas the Consolidated Financials also include financial statements from JinkoSolar and its other subsidiaries, and (ii) differences in accounting standards and principles used to prepare the Jiangxi Jinko Preliminary Unaudited Financial Results and the Consolidated Financials. Specifically, the Jiangxi Jinko Preliminary Unaudited Financial Results are prepared in accordance with PRC GAAP, whereas the Consolidated Financials are prepared in accordance with accounting principles generally accepted in the United States. As such, investors in JinkoSolar should exercise caution when reviewing the Jiangxi Jinko Preliminary Unaudited Financial Results included in this press release and are advised not to base their investment decisions solely on such preliminary unaudited financial results.

JinkoSolar currently owns approximately 58.59% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had over 10 productions facilities globally, over 20 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and a global sales network with sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2024.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: +86 178 1749 0483

Email: rene.vanguestaine@christensencomms.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: linda.bergkamp@christensencomms.com

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SOURCE JinkoSolar Holding Co., Ltd.